UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments
Thereto Filed Pursuant to §240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Fluent, Inc.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

34380C102
 (CUSIP Number)

Daniel J. Barsky, Esq.
Fluent, Inc.
33 Whitehall Street, 15th Floor
New York, NY 10004
(646) 669-7272
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 June 14, 2018
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34380C102	Page 2 of 5

1	NAME OF REPORTING PERSONS Mathew R. Conlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	5,685,020(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	5,685,020(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	2,000,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,685,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%(3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 1,077,040 shares of the Company’s common stock held by the Matthew Conlin 2017 Retained Annuity Trust, of which the Reporting Person serves as Trustee and 20,000 shares of the Company’s common stock which may be deemed held by the Reporting Person indirectly as a result of the Reporting Person’s role as co-trustee of the Conlin Family Foundation Trust.

(2)
Includes 2,000,000 shares of the Company’s common stock (the “RSMC Shares”) which may be deemed held by the Reporting Person indirectly as a result of the Reporting Person’s membership in RSMC Partners, LLC (“RSMC”).

(3)
Based on 75,289,624 shares of the Company’s Common Stock outstanding in July 6, 2018.

CUSIP No. 34380C102	Page 3 of 5

Item 1. Security and Issuer.

This Amendment No. 3 (the “Amendment”) is filed by Mathew R. Conlin (the “Reporting Person”) and amends and supplements the statement on Schedule 13D filed on March 1, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on February 14, 2017, as amended by Amendment No. 2 filed on April 6, 2018 (“Amendment No. 2”) with respect to shares of common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 33 Whitehall Street, 15th Floor, New York, New York 10004.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

On May 11, 2018, the Reporting Person acquired 5,400 shares of the Company’s Common Stock for investment purposes at a price of $2.483 per share for an aggregate purchase price of $9,187 using personal funds.

On May 14, 2018, the Reporting Person acquired 44,600 shares of the Company’s Common Stock for investment purposes at an average price per share of $2.514 for an aggregate purchase price of $112,140 using personal funds.

On June 14, 2018, the Reporting Person acquired 100,000 shares of the Company’s Common Stock for investment purposes at a price per share of $2.50 for an aggregate purchase price of $250,000 in a privately negotiated transaction using personal funds.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following text to the end of the item:

The information in Item 3 is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Person is the beneficial owner of 7,685,020 shares of common stock of the Company, representing 10.2 % of the Company’s Common Stock, which does not include shares underlying restricted stock units and deferred stock units that have vested or will vest within 60 days as the delivery of such shares is deferred. The percentage of beneficial ownership is based upon 75,289,624 shares of the Company’s Common Stock outstanding as of July 6, 2018.

The parties to the “Stockholders’ Agreements”, including the Reporting Person and the “First Separately Filing Group Members” (as those terms are defined in Amendment No. 2), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, such group collectively may beneficially own 31.6% of the 75,289,624 shares of common stock outstanding.

The parties to the Stockholders’ Agreements, including the Reporting Person and the “Second Separately Filing Group Members” (as that term is defined in Amendment No. 2), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, such group collectively may beneficially own 44.5% of the 75,289,624 shares of Common Stock outstanding.

Shares of Common Stock listed as beneficially owned by the Reporting Person excludes shares of Common Stock held by any of the other parties to the Stockholders’ Agreements, including the First Separately Filing Group Members and Second Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 34380C102	Page 4 of 5

(b) The information contained on the Cover Page to this Amendment is incorporated by reference.

(c) Transactions in the Company’s securities effected by the Reporting Person during the past sixty days:

On May 11, 2018, the Reporting Person acquired 5,400 shares of the Company’s Common Stock for investment purposes at a price of $2.483 per share for an aggregate purchase price of $9,187 using personal funds.

On May 14, 2018, the Reporting Person acquired 44,600 shares of the Company’s Common Stock for investment purposes at an average price per share of $2.514 for an aggregate purchase price of $112,140 using personal funds.

On June 14, 2018, the Reporting Person acquired 100,000 shares of the Company’s Common Stock for investment purposes at an average price per share of $2.50 for an aggregate purchase price of $250,000 in a privately negotiated transaction using personal funds.

There were no other additional transactions in the last 60 days

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraphs to the end of the item:

The information set forth above in Item 3 is incorporated herein by reference.

CUSIP No. 34380C102	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2018	By:	/s/ Matthew R. Conlin
Matthew R. Conlin